Exhibit 12.1

Becton, Dickinson and Company
Computation of Ratio of Earnings to Fixed Charges

(All Amounts in Millions Except for the Ratio of Earnings to Fixed Charges)

	Six Months Ended March 31,	Year Ended September 30
	Historical 2017	Historical 2017	Historical 2016	Historical 2015	Historical 2014	Historical 2013

Earnings:
Income from Continuing Operations Before Inc. Tax	$111	$976	$1,074	$739	$1,522	$1,165
Interest Capitalized, Net (1)	(8)	(7)	(3)	(5)	(10)	(11)
Minority Interest	31	40	-	-	-	-
Fixed Charges	382	590	455	431	191	194
Earnings as Adjusted	$516	$1,599	$1,526	$1,165	$1,703	$1,348

Fixed Charges:
Interest Cost (2)	$364	$553	$418	$401	$167	$171
Interest Allocable to Rental Expenses (3)	18	37	37	30	24	23
Fixed Charges	$382	$590	$455	$431	$191	$194
Ratio of Earnings to Fixed Charges	1.4	2.7	3.4	2.7	8.9	6.9

(1) Includes amortization of capitalized interest less interest capitalized for the period.
(2) Includes amortization of debt expense.
(3) Portion of rent expense representing interest.